                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For February 10, 2005
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F    X              Form 40-F
                              --------                    ---------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                         No   X
                       --------                   --------

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce the appointment of Mr. J. Errol Farr as Chief Financial Officer (CFO)
of the company, subject to TSX Venture Exchange approval.

Mr. Farr has 15 years of experience as a Certified Management Accountant (CMA)
including the supervision of finance, accounting and operations departments. His background also consists of 10 years with numerous publicly listed junior mining companies, as well as consulting assignments. He studied at Queen's University and received his CMA accreditation in 1990.

"Northwestern is delighted to have attracted someone of Errol's caliber, with both financial management expertise and a firm grasp of the mining industry,"
said Kabir Ahmed, President and CEO of Northwestern. "His wide array of skills and abilities, which he will apply to our operations as we position Northwestern for continued growth, make him an extremely valuable asset."

Northwestern's management team would like to thank outgoing CFO Roderick
Chisholm for his service and dedication to the company and offer their best wishes for his continued success."

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Northwestern Mineral Ventures Inc.

                                        By: /s/ Kabir Ahmed
                                        -------------------
                                            Kabir Ahmed
                                            President

Date: February 10, 2005